UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

Highlights
•SQM reported total revenues for the nine months ended September 30, 2025 of US$3,252.4 million compared to total revenues of US$3,455.0 million for the same period last year.
•Net income for the nine months ended September 30, 2025 of US$404.4 million or US$1.42 per share, compared to net loss of US$(524.5) million or US$(1.84) per share for the same period last year.
•In lithium: Record quarterly sales volumes
•Strong price environment in iodine and nitrates
•Updated capex plan

SQM will hold a conference call to discuss these results on Wednesday, November 19, 2025 at 10:00am EST (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BIec9fb4bccb5048a79213bcc7ea3188e1
Webcast: https://edge.media-server.com/mmc/p/aybqkpgm
Santiago, Chile - November 18, 2025 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the nine months ended September 30, 2025, of US$404.4 million or US$1.42 per share, compared to a loss of US$(524.5) million or US$(1.84) per share reported for the same period last year.
Gross profit(1) reached US$904.1 million (27.8% of revenues) for the nine months ended September 30, 2025, lower than US$1,033.3 million (29.9% of revenues) recorded for the nine months ended September 30, 2024. Revenues totaled US$3,252.4 million for the nine months ended September 30, 2025, representing a decrease of 5.9% compared to US$3,455.0 million reported for the nine months ended September 30, 2024.
The Company also announced net income for the third quarter of 2025 of US$178.4 million or US$0.62 per share, an increase of 35.8% compared to US$131.4 million or US$0.46 per share for the third quarter of 2024. Gross profit for the third quarter of 2025 reached US$345.8 million, 23.1% higher than the US$280.8 million reported for the third quarter of 2024. Revenues totaled US$1,173.0 million for the third quarter of 2025, an increase of 8.9% compared to US$1,076.9 million for the third quarter of 2024.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “As anticipated, during the third quarter we observed an improved pricing environment in lithium compared to the previous quarter. Although the lithium market has shown to be volatile, we are optimistic, as our realized average prices increased for the first time after two years1, and we expect this upward trend to continue through the fourth quarter supported by strong demand for lithium, not only from electric vehicles (EV) but also from energy storage systems (ESS).”

He added: “During the quarter, we achieved the highest lithium sales volumes in SQM’s history, while maintaining low costs and strong operating efficiency at our Atacama operations. At the same time, the ramp-up of our Australian operations is progressing smoothly and according to plan. As expected, sales of spodumene produced in Australia increased significantly, and we also began lithium hydroxide production in the country. We reached record sales volumes of spodumene concentrate, marking a milestone in the project’s short history.”

Mr. Ramos continued: “Positive results were not limited to lithium. Our Iodine and Plant Nutrition division also delivered solid performance. In iodine, we continue to observe prices at a high level due to current balance between supply and demand. In addition, construction of our seawater pipeline is now more than 80% complete, a key milestone that will enable us to bring additional product to the market if required earlier than expected.”

He added: “In the fertilizer business, we observed healthy demand and firmer prices across most of our key markets.”
1excluding spodumene concentrate sales from Australia

SQM S.A. 3Q2025 Earnings release	1

The CEO closed by saying: “Finally, as announced last week by SQM and Codelco, we have obtained authorization from the Chinese antitrust authority (SAMR) for our partnership to jointly develop the Atacama salt flat. This is a major milestone, and we look forward to advancing this joint venture, which will allow Chile to play a leading role in the development of new clean technologies.”

Capex Update
We have reviewed our capital expenditure program for the 2025–2027 period and now estimate total capex at US$2.7 billion. Some investment decisions have been delayed, but we have been able to do so without impacting on our ability to reach the production and sales objectives set for each of our divisions. This capital expenditure plan is expected to be evenly distributed over the three years, with approximately 25% allocated to maintenance.

This capex program considers the investments needed to finalize the seawater pipeline, the Maria Elena iodine production site, along with the expansion of our lithium carbonate and lithium hydroxide capacity in Chile. It is also included the investments needed for the expansion of the Mt. Holland project, along with the initial investments to develop the Andover project, both in Australia. Disbursements related to the latter two projects remain contingent upon reaching final investment decisions with our partners.

Segment Analysis

Lithium and Derivatives
Revenues for lithium and derivatives totaled US$1,551.8 million during the nine months ended September 30, 2025, a decrease of 9.2% compared to US$1,709.3 million recorded for the nine months ended September 30, 2024.
Revenues for lithium and derivatives totaled US$603.7 million during the third quarter of 2025, an increase of 21.4% compared to US$497.2 million recorded for the third quarter of last year.
Lithium and Derivatives Sales Volumes and Revenues:

		9M2025	9M2024	2025/2024
Lithium and Derivatives (Total)	Th. MT	181.0	146.9	34.1	23%
Lithium and Derivatives Total Revenues	MUS$	1,551.8	1,709.3	(157.5)	(9)%

Lithium Chile Division		9M2025	9M2024	2025/2024
Lithium and Derivatives	Th. MT	167.0	146.9	146.9	14%
Lithium and Derivatives Revenues	MUS$	1,477.6	1,709.3	1,709.3	(14)%

International Lithium Division (*)		9M2025	9M2024	2025/2024
Lithium and Derivatives	Th. MT (LCE)	14.0	-	-	—%
Lithium and Derivatives Revenues	MUS$	74.1	-	-	—%

		3Q2025	3Q2024	2025/2024
Lithium and Derivatives (Total)	Th. MT	72.9	51.2	21.8	43%
Lithium and Derivatives Total Revenues	MUS$	603.7	497.2	106.5	21%

Lithium Chile Division		3Q2025	3Q2024	2025/2024
Lithium and Derivatives	Th. MT	62.9	51.2	11.8	23%
Lithium and Derivatives Revenues	MUS$	552.1	497.2	54.9	11%

International Lithium Division (*)		3Q2025	3Q2024	2025/2024
Lithium and Derivatives	Th. MT (LCE)	10.0	-	-	—%
Lithium and Derivatives Revenues	MUS$	51.5	-	-	—%

SQM S.A. 3Q2025 Earnings release	2

*Reflects SQM’s attributable portion only
During the third quarter, we saw the highest lithium sales volume in our history, mainly driven by a stronger demand growth than previously anticipated. The stronger-than-expected lithium demand growth came not only from the electric vehicle industry, but also from the battery energy storage systems, that already represents more than 20% of the global lithium demand. In addition, we observed lower inventory levels across the entire supply chain, which, together with some supply disruptions seen in recent months, contributed to a shift in the overall price trend.

Our realized average price from the Salar de Atacama operations was close to US$8.8 per kilogram , representing a 3.5% increase compared to the previous quarter. Although the increase was modest, it signals a turning point in pricing in a volatile market.

In Australia, we posted record sales volumes and we expect similar commercial activity in the fourth quarter mainly related to spodumene concentrate. The Kwinana refinery continues its ramp-up, which we expect to be close to nameplate capacity by the end of 2026. Same as with lithium carbonate prices, we have also seen a turning point, that makes us believe that prices in the fourth quarter should be higher than prices reported in the third quarter.

Gross profit(1) for the Lithium and Derivatives segment accounted for 38% of SQM’s consolidated gross profit for the nine months ended September 30, 2025.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2025 totaled US$732.4 million, an increase when compared to US$717.3 million reported for the nine months ended September 30, 2024.
Revenues from our Specialty Plant Nutrition business line for the third quarter of 2025 totaled US$259.8 million, an increase when compared to US$249.1 million reported for the third quarter of 2024.
Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2025	9M2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	759.7	745.3	14.4	2%
Sodium Nitrate	Th. MT	7.2	11.3	(4.1)	(36)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	394.7	412.4	(17.7)	(4)%
Specialty Blends	Th. MT	226.8	204.9	21.9	11%
Other specialty plant nutrients (*)	Th. MT	131.0	116.6	14.3	12%
Specialty Plant Nutrition Revenues	MUS$	732.4	717.3	15.1	2.1%

		3Q2025	3Q2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	277.8	273.6	4.2	2%
Sodium Nitrate	Th. MT	2.1	1.7	0.5	28%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	127.9	136.6	(8.7)	(6)%
Specialty Blends	Th. MT	103.6	96.0	7.6	8%
Other specialty plant nutrients (*)	Th. MT	44.1	39.3	4.8	12%
Specialty Plant Nutrition Revenues	MUS$	259.8	249.1	10.8	4.3%
*Includes trading of other specialty fertilizers.
During the third quarter of 2025, both sales volumes and revenues slightly increased compared to the same period last year, reflecting healthy demand across our main markets, particularly in the Americas and Europe.
In our SPN business line, we continue to advance our strategy of offering tailor-made solutions to our clients. This has led to a shift in our product mix, with a greater emphasis on specialty blends and high-value plant nutrients, allowing us to both diversify our portfolio and strategically allocate products to the most attractive markets.

Gross profit(1) for SPN segment accounted for 12% of SQM’s consolidated gross profit for the nine months ended September 30, 2025.

SQM S.A. 3Q2025 Earnings release	3

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months of 2025 totaled US$770.8 million, an increase of 3.8% compared to US$742.8 million reported for the nine months of 2024.
Revenues from sales of iodine and derivatives during the third quarter of 2025, totaled US$244.6 million, an increase of 4.7% compared to US$233.5 million reported for the third quarter of 2024.
Iodine and Derivative Sales Volumes and Revenues:

		9M2025	9M2024	2025/2024
Iodine and Derivatives	Th. MT	10.8	11.3	(0.5)	(4)%
Iodine and Derivatives Revenues	MUS$	770.8	742.8	28.1	4%

		3Q2025	3Q2024	2025/2024
Iodine and Derivatives	Th. MT	3.4	3.4	0.0	—%
Iodine and Derivatives Revenues	MUS$	244.6	233.5	11.1	5%
In the third quarter, revenues from our iodine and derivatives business increased by 5% year-on-year, with iodine prices averaging US$72.7 per kilogram (excluding derivatives), remaining relatively flat quarter-on-quarter and up nearly 6% year-on-year.

As mentioned in our previous earnings report, we expect global iodine market demand to remain broadly stable in 2025 compared to 2024 due to customer destocking, and to grow by approximately 3% in 2026 versus 2025. The market continues to be driven primarily by the x-ray contrast media segment, which we estimate is expanding at a steady rate of around 6% per year.

We continue to invest in expanding our production capacity to be ready to meet future demand. Construction of our seawater pipeline is well advanced, and we expect it to be operational during the second or third quarter of 2026, enabling us to unlock additional production capacity.

Gross profit(1) for the Iodine and Derivatives segment accounted for 46% of SQM’s consolidated gross profit for the nine months ended September 30, 2025.

Potassium
Potassium revenues for the nine months ended September 30, 2025, totaled US$116.7 million, lower than revenues reported during the nine months ended September 30, 2024, which totaled US$204.9 million, representing a 43.0% decrease.
Potassium revenues for the third quarter of 2025 totaled US$33.8 million, lower than revenues reported during the third quarter of 2024, which totaled US$68.2 million, representing a 50.4%% decrease.
Potassium Sales Volumes and Revenues:

		9M2025	9M2024	2025/2024
Potassium	Th. MT	252.8	528.6	(275.8)	(52)%
Potassium Revenues	MUS$	116.7	204.9	(88.2)	(43)%

		3Q2025	3Q2024	2025/2024
Potassium	Th. MT	66.8	175.7	(108.9)	(62)%
Potassium Revenues	MUS$	33.8	68.2	(34.4)	(50)%

SQM S.A. 3Q2025 Earnings release	4

Potassium sales volumes decreased by 52% year-on-year, in line with our guidance for a reduction of around 50% in potash sales and production. This reflects our strategy to reduce potassium chloride output from the Salar de Atacama, allowing us to prioritize lithium production while lowering brine extraction levels in the same area.
Gross profit(1) for Potassium segment accounted for 1% of SQM’s consolidated gross profit for the nine months ended September 30, 2025.

Industrial Chemicals
Industrial chemicals revenues for the nine months ended September 30, 2025 reached US$57.1 million, 6.4% lower than US$61.0 million recorded for the nine months of 2024.
Industrial chemicals revenues for the third quarter of 2025 reached US$19.1 million, 2.4% greater than US$18.6 million recorded for the third quarter of 2024.
Industrial Chemicals Sales Volumes and Revenues:

		9M2025	9M2024	2025/2024
Industrial Nitrates	Th. MT	38.6	41.1	(2.5)	(6)%
Industrial Chemicals Revenues	MUS$	57.1	61.0	(3.9)	(6)%

		3Q2025	3Q2024	2025/2024
Industrial Nitrates	Th. MT	12.5	12.7	(0.2)	(2)%
Industrial Chemicals Revenues	MUS$	19.1	18.6	0.5	2%
In the third quarter of 2025, sales volumes were 2% lower compared to the same period of last year. However, we expect volumes to remain relatively flat quarter over quarter, supported by a stable market environment and steady pricing levels.
Gross profit(1) for the Industrial Chemicals segment accounted for 3% of SQM’s consolidated gross profit for the nine months ended September 30, 2025.

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$23.6 million for the nine months ended September 30, 2025, an increase compared to US$19.8 million for the nine months ended September 30, 2024, due to positive market demand of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$2,348.3 million for the nine months ended September 30, 2025, a decrease of 3.0% compared to US$2,421.7 million for the same period in 2024.
Administrative Expenses

Administrative expenses totaled US$140.2 million (4.3% of revenues) for the nine months ended September 30, 2025, compared to US$132.2 million (3.8% of revenues) for the nine months ended September 30, 2024.
Financial Indicators
Net Financial Expenses
Net financial expenses for the nine months ended September 30, 2025 totaled US$84.0 million, compared to net financial expenses of US$82.8 million for the nine months ended September 30, 2024.

SQM S.A. 3Q2025 Earnings release	5

Income Tax Expense
Income tax expense for the nine months ended September 30, 2025, totaled US$216.6 million, compared to US$1,301.1 million for the same period in 2024.
Adjusted EBITDA(2)

Adjusted EBITDA for the nine months ended September 30, 2025, reached US$1,071.6 million (Adjusted EBITDA margin of 32.9%), compared to US$1,155.5 million (Adjusted EBITDA margin of 33.4%) for the nine months ended September 30, 2024.
Adjusted EBITDA for the third quarter of 2025 was US$404.1 million (Adjusted EBITDA margin of 34.5%), compared to US$327.3 million (Adjusted EBITDA margin of 30.4%) for the third quarter of 2024.
Notes:
(1) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(2) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 3Q2025 Earnings release	6

EBITDA Reconciliation

	For the 3rd quarter		For the nine months ended September 30,
(US$ millions)	2025	2024	2025	2024

Profit for the Period	180.0	133.7	407.8	(520.2)
(+) Depreciation and amortization expenses	107.6	95.0	307.8	254.3
(+) Finance costs	47.4	54.1	146.7	155.4
(+) Income tax expense	85.6	59.9	216.6	1,301.1
EBITDA	420.7	342.7	1,078.7	1,190.7
(-) Other income	1.4	24.3	5.8	26.8
(-) Other gains (losses)	(0.1)	—	(7.8)	(2.2)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.8	2.5	5.9	9.4
(+) Other Expenses	(8.8)	(29.2)	(61.8)	(72.3)
(+) Impairment of financial assets and reversal of impairment losses	0.3	0.4	0.4	1.9
(-) Finance income	22.0	24.0	62.7	72.5
(-) Foreign currency translation differences	(0.1)	(6.6)	1.9	(1.0)
Adjusted EBITDA	404.2	327.4	1,071.7	1,155.5

SQM S.A. 3Q2025 Earnings release	7

Consolidated Statement of Financial Position

	As of Sept. 30,	As of Dec. 31,
(US$ millions)	2025	2024

Total Current Assets	5,521.7	5,608.0
Cash and cash equivalents	1,491.2	1,565.4
Other current financial assets	903.3	996.7
Accounts receivable (1)	715.4	690.1
Inventory	1,843.4	1,685.2
Others	568.4	670.6

Total Non-current Assets	6,204.4	5,682.4
Other non-current financial assets	67.0	76.8
Investments in related companies	635.0	614.5
Property, plant and equipment	4,705.0	4,165.6
Other Non-current Assets	797.5	825.5

Total Assets	11,726.1	11,290.4

Total Current Liabilities	1,956.2	1,909.2
Short-term debt	886.9	1,025.0
Others	1,069.3	884.2

Total Long-Term Liabilities	4,238.2	4,258.3
Long-term debt	3,762.6	3,784.4
Others	475.5	473.9

Shareholders’ Equity before Minority Interest	5,491.6	5,084.4

Minority Interest	40.3	38.6

Total Shareholders’ Equity	5,531.9	5,123.0

Total Liabilities & Shareholders’ Equity	11,726.2	11,290.5

Liquidity (2)	2.8	2.9
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 3Q2025 Earnings release	8

Consolidated Statement of Income

	For the 3rd quarter		For the nine months ended September 30,
(US$ millions)	2025	2024	2025	2024

Revenues	1,173.0	1,076.9	3,252.4	3,455.0

Lithium and Derivatives	603.7	497.2	1,551.8	1,709.3
Specialty Plant Nutrition (1)	259.8	249.1	732.4	717.3
Iodine and Derivatives	244.6	233.5	770.8	742.8
Potassium	33.8	68.2	116.7	204.9
Industrial Chemicals	19.1	18.6	57.1	61.0
Other Income	12.1	10.3	23.6	19.8

Cost of Sales	(827.2)	(796.0)	(2,348.3)	(2,421.7)

Gross Profit	345.8	280.8	904.1	1,033.3

Administrative Expenses	(49.3)	(48.5)	(140.2)	(132.2)
Financial Expenses	(47.4)	(54.1)	(146.7)	(155.4)
Financial Income	22.0	24.0	62.7	72.5
Exchange Difference	(0.1)	(6.6)	1.9	(1.0)
Other	(5.4)	(2.1)	(57.5)	(36.4)

Income Before Taxes	265.6	193.6	624.3	780.9

Income Tax	(85.6)	(59.9)	(216.6)	(1,301.1)

Net Income before minority interest	180.0	133.7	407.8	(520.2)

Minority Interest	(1.6)	(2.2)	(3.4)	(4.3)

Net Income	178.4	131.4	404.4	(524.5)
Net Income per Share (US$)	0.62	0.46	1.42	(1.84)
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 3Q2025 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
Megan Suitor / megan.suitor@sqm.com

For media inquiries, contact:
Lithium Chile Division: Ignacia Lopez / ignacia.lopez@sqm.com
International Lithium Division: Diana Wearing Smith / diana.wearingsmith@sqm.com
Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 3Q2025 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 18, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.